REVIEWED FINANCIAL STATEMENTS

Navarrete Hospitality Group, LLC
Year Ended December 31, 2021
With Independent Accountant's Review Report

Navarrete Hospitality Group, LLC

Financial Statements

Year Ended December 31, 2021

Contents

Fiona Hamza, CPA
Email: fhamzacpa@outlook.com
Ph: 502 396 1855

Accounting Services

Independent Accountant's Review Report

The Board of Directors
Navarrete Hospitality Group, LLC
Houston, Texas

I have reviewed the accompanying financial statements of Navarrete Hospitality Group, LLC, which comprises the balance sheet as of December 31, 2021, and the related statement of income, changes in members' equity, and cash flows from the period then ended, May 21, 2021 ("inception") to December 31, 2021 and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, I do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

My responsibility is to conduct the review engagements in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the American Institute of Certified Public Accountants. Those standards require me to perform procedures to obtain limited assurance as a basis for reporting whether I am aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. I believe that the results of my procedures provide a reasonable basis for our report.

I am required to be independent of Navarrete Hospitality Group, LLC, and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements related to our reviews.

Accountant's Conclusion

Based on my reviews, I am not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Fiona Hamza, CPA

Plano, Texas
January 4, 2022

Navarrete Hospitality Group, LLC

Balance Sheets

	December 31, 2021
Assets	
Current assets:	
Cash and cash equivalents *(note 1)*	**$ 3,500**
Total current assets	**3,500**
Fixed Assets	
Computer and equipment	**3,200**
Accumulated depreciation	**(667)**
Net fixed assets	**2,533**
Total assets	**$ 6,033**
Liabilities and Members' Equity	
Current liabilities:	
Accrued expenses	**1,200**
Total current liabilities	**1,200**
Long-term obligations	**-**
Total liabilities	**1,200**
Members' equity *(note 3)*	**4,833**
Total liabilities and members' equity	**$ 6,033**

See Independent Accountant's Review Report.

Navarrete Hospitality Group, LLC

Statement of Operations

	Period from May 21, 2021 (inception) to December 31, 2021
Revenue	$ -
Expenses:	
Accounting expense	**1,200**
Business plan development	**200**
Depreciation expense	**667**
Financing facilitation fee	**500**
Legal fees	**4,000**
Office expense	**600**
Start-up costs	**2,175**
Website design	**900**
Total operating expenses	**10,242**
Net operating loss	**$ (10,242)**
Other income/ (expense)	
Interest expense	**-**
Net other income/ (expense)	**-**
Net loss	**$ (10,242)**

See Independent Accountant's Review Report.

Navarrete Hospitality Group, LLC

Statements of Changes in Members' Equity

	Total	
Balance at May 21, 2021 (date of inception)	**$**	**-**
Plus: Member's contributions		15,075
Less: Net loss		(10,242)
Balance at December 31, 2021	**$**	**4,833**

See Independent Accountant's Review Report.

Navarrete Hospitality Group, LLC

Statements of Cash Flows

	Period from May 21, 2021 (inception) to December 31, 2021
Operating activities	
Net Loss	**$ (10,242)**
Add: Depreciation expense	**667**
Increase (decrease) in trades payable	**1,200**
Net cash used by operating activities	**(8,375)**
Investing activities	
Property and equipment	**(3,200)**
Net cash used in investing activities	**(3,200)**
Financing activities	
Proceeds from financing	**-**
Proceeds from capital contribution	**15,075**
Net cash provided by financing activities	**15,075**
Net increase in cash and cash equivalents *(note 1)*	**3,500**
Cash and cash equivalents at beginning of year	**-**
Cash and cash equivalents at end of year	**$ 3,500**

Supplemental disclosures of cash flow information:

Cash paid for interest	**-**
Cash paid for income taxes	**-**

See Independent Accountant's Review Report.

Navarrete Hospitality Group, LLC
Notes to Financial Statements
December 31, 2021

1. Business and Summary of Significant Accounting Policies

Description of Business and Basis of Presentation

Navarrete Hospitality Group, LLC, (the Company) (Navarrete) a development stage entity was formed on May 21, 2021 (“Inception”) in the state of Texas. The financial statements of Navarrete Hospitality Group, LLC (which may be referred to as the "Company", "we," "us," or "our") are prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). The Company’s headquarters are located in Houston, Texas.

Navarrete Hospitality Group (NHG) is a business that will enter in a franchise agreement with the purpose of creating and operating a franchise of Handam BBQ (Handam Franchise Group, LLC), a Texas limited liability company, and will operate out of rented facilities in Katy, TX. The business will offer distinct Korean BBQ with an outstanding premium meat dish, and family-like atmosphere this concept is well known for its charcoal grilling,

Risks and Uncertainties

The Company's business and operations are sensitive to general business and economic conditions in the U.S. and worldwide. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include: public health epidemics or outbreaks, recession, downturn or otherwise, government policies. These adverse conditions could affect the Company's financial condition and the results of its operations.

During the next 12 months, the Company intends to operate largely with regulation Crowdfunding campaign, and additional debt and/or equity financing as determined to be necessary. There are no assurances that management will be able to raise capital on terms acceptable to the Company. If we are unable to obtain sufficient amounts of additional capital, we may be required to reduce the scope of our planned development, which could harm our business, financial condition, and operating results. The balance sheet does not include any adjustments that might result from these uncertainties.

Use of estimates

The preparation of financial statements is in conformity with the accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

See Independent Accountant's Review Report.

Property and Equipment, Net

Property and equipment are recorded at cost. Depreciation is computed using a straight-line mid-month convention method over the estimated useful lives of the assets, ranges primarily from three to seven years. Any assets less than thousand dollars are expensed.

Repairs and maintenance performed on equipment or software are expensed as incurred.

Cash and Cash Equivalents

Cash equivalents consist primarily of cash in the bank and short-term investments in overnight money market funds.

Accounting Method

The Company's financial statements are prepared using the accrual method of accounting. In accordance with this method of accounting, the Company recognizes revenues in accordance with Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") Topic No. 606. Revenues are recognized when services are provided to the customers, in an amount that is expected in exchange for those services.
The Company recognizes revenue when all the following criteria are met:

- There is persuasive evidence of an agreement
- Service have been delivered
- The fee is fixed and determinable
- Collectability is probable, and customer creditworthiness has been verified and approved with payment expected within normal payment terms.

Recent Accounting Pronouncements

The Company has evaluated Recent Accounting Pronouncements and has determined that all such pronouncements either do not apply or their impact is insignificant to the financial statements.

2. Income Taxes

The Company has retained its election to be taxed as a partnership for federal and state tax purposes, consequently the net income is only taxed once at member level. Accordingly, the Company is not subject to income taxes in any jurisdiction. Each member is responsible for the tax liability, if any, related to its proportionate share of the Company's taxable income. Accordingly, no provision for income taxes is reflected in the accompanying financial statements.

3. Membership Units

As of December 31, 2021, 100% equity is held by a founding member.

The relative rights, powers, preferences, qualifications, limitations, and restrictions of the membership units, are as follow, each unit is entitled to one vote.

4. Commitments and Contingencies

As of the date of issuance of financials, January 4, 2022, the company has no commitments or contingencies.

5. Subsequent Events

Management has evaluated subsequent events through January 4, 2022, the date on which the financial statements were available to be issued and determined that there have been no events that have occurred that would require adjustments.